UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2013

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Managing Director / CFO

February 26, 2013

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato
President & CEO
Head Office:	2-5-1 Marunouchi
Chiyoda-ku, Tokyo
(Code Number: 8411 TSE • OSE 1st Sec.)

Company Name:	Mizuho Bank, Ltd.
Representative:	Takashi Tsukamoto
President & CEO
Head Office:	1-1-5 Uchisaiwaicho
Chiyoda-ku, Tokyo

Company Name:	Mizuho Corporate Bank, Ltd.
Representative:	Yasuhiro Sato
President & CEO
Head Office:	1-3-3 Marunouchi
Chiyoda-ku, Tokyo

Signing of Merger Agreement between Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd.,

Change in Trade Name of Mizuho Corporate Bank, Ltd. and

Determination of Representative Director after Merger

Mizuho Financial Group, Inc. (President & CEO: Yasuhiro Sato) (“MHFG”), Mizuho Bank, Ltd. (President & CEO: Takashi Tsukamoto) (“MHBK”) and Mizuho Corporate Bank, Ltd. (President & CEO: Yasuhiro Sato) (“MHCB”) announced on November 14, 2011 in the release titled “Memorandum of Understanding on Merger between Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd.” that MHBK and MHCB decided to conduct a merger (the “Merger”) by around the end of the first half of fiscal year 2013. MHFG, MHBK and MHCB also announced on March 30, 2012 in the release titled “Determination of Effective Date of Merger between Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd.” that they determined that the effective date of the Merger (the “Scheduled Date of the Merger”) shall be July 1, 2013. In addition, MHFG, MHBK and MHCB announced on February 8, 2013 in the release titled “Determination of Representative Director, etc. of Mizuho Corporate Bank, Ltd. after Merger with Mizuho Bank, Ltd.” that the representative director, etc. of MHCB as of the Scheduled Date of the Merger had been determined.

MHFG, MHBK and MHCB hereby announce that they have determined that MHBK and MHCB will, on the condition that, among other things, permission is obtained from the relevant authorities in Japan, conduct the Merger, and that MHBK and MHCB have signed a merger agreement (the “Merger Agreement”) today. In addition, MHFG, MHBK and MHCB hereby announce that they have determined the change in MHCB’s trade name on the condition that the Merger takes effect and determined additional representative directors of MHCB as of the Scheduled Date of the Merger, on the assumption that the resolution of MHCB’s general shareholders meeting and the resolution of MHCB’s board of directors will have been made and that filings will have been made to, and the permissions will have been obtained from, the relevant authorities in Japan and any foreign countries.

1.	Purpose of the Merger

Through the Merger, our group (“Mizuho”) aims to become able to provide directly and promptly diverse and functional financial services to both MHBK and MHCB customers, utilizing the current “strengths” and “advantages” of MHBK and MHCB, and to continue to improve customer services by further enhancing group collaboration among the banking, trust and securities functions. At the same time, MHFG aims to realize further enhancement of the consolidation of group-wide business operations and optimization of management resources, such as workforce and branch network, by strengthening group governance and improving group management efficiency.

In addition to the Merger, MHFG will continue to consider the possibility of a consolidation that includes Mizuho Trust & Banking Co., Ltd. (President & CEO: Takashi Nonaka).

2.	Summary of the Merger

(1)	Schedule of the Merger

Meetings of the board of directors for determination of the signing of the Merger Agreement	February 26, 2013
Signing of the Merger Agreement	February 26, 2013
General meetings of shareholders and the general meetings of class shareholders for approval of the Merger Agreement	February 26, 2013
Effective date of the Merger	July 1, 2013 (scheduled)

(2)	Method of the Merger

An absorption-type merger, whereby MHCB will be the surviving company and MHBK will be the dissolving company

(3)	Details of Allotment upon the Merger

MHFG holds all of the issued shares (excluding treasury stock) of each of MHBK and MHCB. Therefore, upon the Merger, MHCB (the surviving company in absorption-type merger) will not deliver to shareholders of MHBK (the dissolving company in absorption-type merger) shares or any other assets, as consideration for the Merger.

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights upon the Merger

MHBK and MHCB have issued neither stock acquisition rights nor bonds with stock acquisition rights.

3.	Change in Surviving Company’s Trade Name

(1)	New Trade Name

Mizuho Bank, Ltd.

(2)	Scheduled Date of Change

July 1, 2013

Please note that MHCB’s trade name will be changed on the condition that the Merger takes effect.

4.	Determination of Representative Directors after the Merger (as of July 1, 2013)

Name	New Title	Current Title	Other positions
Masaaki Kono	Deputy President and Deputy President - Executive Officer (Representative Director)	Managing Executive Officer	Deputy President - Executive Officer of MHFG

Toshitsugu Okabe	Deputy President and Deputy President - Executive Officer (Representative Director)	Managing Executive Officer	Deputy President and Deputy President - Executive Officer of MHFG

Yasuhiko Imaizumi	Deputy President and Deputy President - Executive Officer (Representative Director)	Managing Executive Officer	Deputy President - Executive Officer of MHFG

Nobuhide Hayashi	Deputy President and Deputy President - Executive Officer (Representative Director)	Managing Director and Managing Executive Officer	Deputy President and Deputy President - Executive Officer of MHFG

Hirohisa Kashiwazaki	Deputy President and Deputy President - Executive Officer (Representative Director)	Managing Executive Officer of MHBK

Please see the announcement made on February 26, 2013 in the release titled “Re: Management Changes for the Mizuho Financial Group,” regarding the change in MHCB’s management as of April 1, 2013.

The content of the announcement made on February 8, 2013 in the release titled “Determination of Representative Director, etc. of Mizuho Corporate Bank, Ltd. after Merger with Mizuho Bank, Ltd.” has not been changed.

5.	Outline of New Company

Trade Name	Mizuho Bank, Ltd. (As described in 3. above, the trade name of MHCB, which is the surviving company in absorption-type merger, is scheduled to be changed on the effective date of the Merger.)

Location

3-3 Marunouchi 1-chome, Chiyoda-ku, Tokyo

(Location of the head office of the current MHCB) After the completion of the “Otemachi 1-6 Project” Building (tentative name), located at 6, Otemachi 1-chome, Chiyoda-ku, Tokyo, which is now under construction and is scheduled to be completed after the effective date of the Merger, the location of the head office will be moved to the location of the new building.

Representative	Yasuhiro Sato, President & CEO (representative director) (scheduled)

Purpose of Business	Bank business

Capital	¥1,404,065 million (Upon the Merger, neither the capital nor reserve will be increased.) (scheduled)

The organization after the Merger is described in Exhibit 1. In addition, the composition of directors, corporate auditors and executive officers after the Merger has been determined as described in Exhibit 2, which includes the announcement made on February 8, 2013 in the release titled “Determination of Representative Director, etc. of Mizuho Corporate Bank, Ltd. after Merger with Mizuho Bank, Ltd.” and the description made in 4. above.

6.	Outlook

The Merger will not change the earnings estimates for the fiscal year ending March 31, 2013 announced by MHFG.

(For Reference) The Consolidated Earnings Estimate for the Fiscal Year ending March 31, 2013 and the Consolidated Financial Results for the Fiscal Year ended March 31, 2012

MHFG (consolidated earnings estimate announced as of January 31, 2013)

	Net Income	Net Income per Share of Common Stock
Consolidated Earnings Estimate for the Fiscal Year ending March 31, 2013	¥500,000 million	¥20.43

(Note)	MHFG does not forecast earnings in respect of consolidated ordinary income or consolidated ordinary profits; and does not forecast earnings in respect of operating profits, since its statement of income has no such item.

	Ordinary Income	Operating Profits	Ordinary Profits	Net Income
Consolidated Financial Results for the Fiscal Year ended March 31, 2012	¥2,715,674 million	—	¥648,561 million	¥484,519 million

(Note)	Amounts generally referred to as net sales are herein stated as Ordinary Income. No amounts are indicated as Operating Profits since MHFG’s statement of income has no such item.

[End of Document]

(Contact information on this issue)

Mizuho Financial Group, Inc.

Corporate Communications, Public Relations Office

03-5224-2026

Outline of the Parties

(1) Name	MHCB (surviving company)	MHBK (dissolving company)

(2) Location	3-3 Marunouchi 1-chome, Chiyoda-ku, Tokyo	1-5 Uchisaiwaicho 1-chome, Chiyoda-ku, Tokyo

(3) Name and Title of Representative	President & CEO: Yasuhiro Sato	President & CEO: Takashi Tsukamoto

(4) Purpose of Business	Bank business	Bank business

(5) Capital (as of September 30, 2012)	¥1,404,065 million	¥700,000 million

(6) Date of Establishment	April 1, 2002	April 1, 2002

(7) Number of Issued Shares (as of September 30, 2012)

16,151,573 shares (common shares)

64,500 shares (the Second Series Class IV preferred shares)

85,500 shares (the Eighth Series Class VIII preferred shares)

3,609,650 shares (the Eleventh Series Class XIII preferred shares)

10,006,205 shares (common shares)

64,500 shares (the Forth Series Class IV preferred shares)

85,500 shares (the Fifth Series Class V preferred shares)

1,800,000 shares (the Tenth Series Class XIII preferred shares)

(8) Fiscal Year End	March 31	March 31

(9) Number of Employees (as of September 30, 2012)	18,022 (consolidated) 8,341 (non-consolidated)	27,128 (consolidated) 18,890 (non-consolidated)

(10) Major Shareholder and Percentage of Shareholding (as of September 30, 2012)	MHFG 100% (excluding treasury stock held by MHCB)	MHFG 100% (excluding treasury stock held by MHBK)

(11) Relationship between the Parties	Capital Relationship	Not applicable.

	Personnel Relationship	There is one director who serves concurrently as a director of both MHCB and MHBK and two corporate auditors who serve concurrently as corporate auditors of both MHCB and MHBK.

	Transaction Relationship	MHCB and MHBK engage in deposit transactions and securities transactions, etc., with each other

(12) Results of Operations and Financial Conditions for Previous Three Fiscal Years (consolidated)

MHCB				MHBK
Fiscal Year Ended	March 2010	March 2011	March 2012	Fiscal Year Ended	March 2010	March 2011	March 2012
Net Assets (¥ million)	4,235,205	4,689,334	4,732,660	Net Assets (¥ million)	2,036,642	2,481,918	2,671,110
Total Assets (¥ million)	90,338,181	92,950,239	94,621,163	Total Assets (¥ million)	72,838,895	74,781,922	77,198,363
Net Asset per Share (¥)	231,007.37	198,228.31	216,544.16	Net Asset per Share (¥)	199,590.04	199,943.74	222,565.51
Ordinary Income (¥ million)	1,429,520	1,393,988	1,350,920	Ordinary Income (¥ million)	1,214,751	1,140,371	1,177,722
Operating Profits (¥ million)	—	—	—	Operating Profits (¥ million)	—	—	—
Ordinary Profits (¥ million)	240,218	378,203	352,669	Ordinary Profits (¥ million)	45,831	169,016	235,920
Net Income (¥ million)	223,933	266,490	280,873	Net Income (¥ million)	55,714	140,072	181,605

(Note)	The amounts generally indicated as net sales are herein stated as Ordinary Income. No amounts are indicated as Operating Profits since the statement of income has no such item.

Exhibit 1

Mizuho Bank, Ltd.
(Effective as of July 1, 2013)

General Meeting of Shareholders
Auditors
Board of Auditors
Corporate Auditors Office
Board of Directors
Executive Management Committee
Business Planning Committees
President
Internal Audit Committee
Executive Secretariat
Profit Units
Personal Banking Unit
Personal Banking Coordination Division
Personal Marketing Division
Consulting Business Development Division
Loan Business Development Division
Loan Business Division
Business Promotion Division for Employees of Corporate Customers
Lottery Division
Retail Banking Unit
Retail Banking Coordination Division
Wealth Marketing Division
Commercial Finance Division for Small Corporations
Corporate Banking Unit (Large Corporations)
Corporate Banking Coordination Division(Large Corporations)
Business Support Division
Corporate Banking Unit
Corporate Banking Coordination Division
Corporate Marketing Division
Assets, Liabilities and Capital Advisory Division
International Business Division
Financial Institutions & Public Sector Business Unit
Financial Institutions & Public Sector Business Coordination Division
Securities Division
International Banking Unit
International Coordination Division
International Corporate & Institutional Banking Division
China Business Promotion Division
Investment Banking Unit
Investment Banking Coordination Division
Agent Services Division
Syndicated Finance Structuring Division No.1
Syndicated Finance Structuring Division No.2
Syndicated Finance Distribution Division
Syndicated Finance Division
Real Estate Finance Division
Acquisition Finance Division
Global Structured Finance Division
Credit Engineering Division
Structured Finance Division
Transaction Banking Unit
Transaction Banking Coordination Division
Settlement & Clearing Services Division
International Trade Business Promotion Division
Global Trade Finance Division
e-Business Division
Asset Management Unit
Asset Management Coordination Division
Pension Business Division
Markets Unit
Markets Coordination Division
Americas Treasury Division
Europe Treasury Division
ALM Division
Forex Division
Derivative Products Division
Derivatives & Forex Division
Treasury Division
Credit & Alternative Investment Division
International Treasury Division
Market Business Operations Division ※4
International Market Business Operations Division ※4
Branch Banking Group
Branch Banking Division
Branch Banking Division No.1～No.7
Credit Group
Credit Coordination Division
Credit Division
Corporate Credit Division No.1
Corporate Credit Division No.2
Financial Products Credit Division
Corporate Strategy Division No.1
Corporate Strategy Division No.2
Corporate Strategy Division No.3
Credit Management & Administration Division
Corporate Research Division
International Credit Division
Americas Credit Division
Europe Credit Division
Business Collaboration Division (Securities & Trust Services)
Corporate Groups
Strategic Planning Group
Group Planning Division
Corporate Planning Division
Corporate Communications Division
Administration Division
Customer Satisfaction Division
Branch Network Planning Division
Financial Control & Accounting Group
Financial Planning Division
Portfolio Management Division
Strategic Investment Division
Accounting Division
Risk Management Group
Risk Management Division
Risk Monitoring Division
Credit Risk Management Division
Human Resources Group
Group Human Resources Division
IT & Systems Group
IT & Systems Planning Division
IT & Systems Promotion Division
IT & Systems Control Division No.1
IT & Systems Control Division No.2
IT Service Management Division
Americas Systems Operations Division
Europe Systems & Operations Division ※5
Operations Group
Operations Planning Division
Operations Service & Support Division
Operation Service Division
International Operations Planning Division
Americas Business Operations Division
Europe Systems & Operations Division ※5
Market Business Operations Division ※4
International Market Business Operations Division ※4
Business Operations Division
Osaka Business Operations Division
International Trade Business Operations Division
Compliance Group
Compliance Division
Legal Division
Americas Legal & Compliance Division
Internal Audit Group
Internal Audit Division
Credit Review Division
Industry Research Division ※1
International Corporate Advisory Division ※2
International Corporate Advisory Division ※2
Corporate Banking Division No.1～No.16
Tokyo Main Office Division No.2
Shinjuku Corporate Banking Division
Tokyo Corporate Banking Division
Kabutocho Corporate Banking and Securities Business Division
Yokohama Corporate Banking Division
Kyoto Corporate Banking Division
Osaka Corporate Banking Division No.1～No.2
Financial Institutions Banking Division No.1～No.2
Kansai Financial Institutions & Public Sector Business Banking Division
Main Office Municipal Division No.1～No.3
Osaka Municipal Division
Sapporo Corporate Banking Division
Sendai Corporate Banking Division
Nagoya Corporate Banking Division
Hiroshima Corporate Banking Division
Fukuoka Corporate Banking Division
【Regional Units】
Americas Unit
Americas Division
Americas Corporate Banking Division No.1～No.2
Americas Financial Products Division
Americas Acquisition Finance Division
Europe Unit
Europe Division
Europe Corporate Banking Division No.1～No.2
Europe Structured Finance Division
International Acquisition Finance Division
Europe Corporate Recovery Division
East Asia Unit
East Asia Division
Hong Kong Corporate Banking Division No.1～No.2
Asia Financial Solution Division ※3
Asia & Oceania Unit
Asia & Oceania Division
Singapore Corporate Banking Division
Overseas Branches, Sub-branches, and Representative Offices
Domestic Branches

※1 The Industry Research Division is under the co-jurisdiction of the Corporate Banking Unit (Large Corporations), the Retail Banking Unit, the Corporate Banking Unit, the Financial Institutions & Public Sector Business Unit and the International Banking Unit

※2 The International Corporate Advisory Division is under the co-jurisdiction of the International Banking Unit, the Retail Banking Unit, the Corporate Banking Unit (Large Corporations), and the Corporate Banking Unit

※3 The Asia Financial Solution Division is under the co-jurisdiction of the East Asia Unit, and the Asia & Oceania Unit

※4 The Market Business Operations Division and the International Market Business Operations Division are under the co-jurisdiction of the Markets Unit and the Operations Group

※5 The Europe Systems & Operations Division is under the co-jurisdiction of the IT & Systems Group and the Operations Group

Exhibit 2

Directors, Corporate Auditors and Executive Officers of

Mizuho Bank, Ltd.

(Effective as of July 1, 2013)

Title	Name	Areas of Responsibilities

Chairman	Mr. Takashi Tsukamoto

President & CEO (Representative Director)	Mr. Yasuhiro Sato

Deputy President and Deputy President-Executive Officer (Representative Director)	Mr. Masaaki Kono	Deputy President (Western Japan (Kinki, Chugoku, and Shikoku regions))

Deputy President and Deputy President-Executive Officer (Representative Director)	Mr. Toshitsugu Okabe	Deputy President (Personal Banking Unit and Retail Banking Unit) and Head of Internal Audit Group

Deputy President and Deputy President-Executive Officer (Representative Director)	Mr. Yasuhiko Imaizumi	Deputy President (Corporate Banking Unit (Large Corporations), Corporate Banking Unit and Financial Institutions & Public Sector Business Unit)

Deputy President and Deputy President-Executive Officer (Representative Director)	Mr. Nobuhide Hayashi	Deputy President(International Banking Unit)

Deputy President and Deputy President-Executive Officer (Representative Director)	Mr. Hirohisa Kashiwazaki	Head of Branch Banking Group

Managing Director and Managing Executive Officer	Mr. Yasumasa Nishi	Head of Markets Unit

Corporate Auditor (full-time)	Mr. Osamu Harada

Corporate Auditor (full-time)	Mr. Yuta Chiba

Corporate Auditor	Mr. Isao Imai

Corporate Auditor	Mr. Toshiaki Hasegawa

Deputy President-Executive Officer	Mr. Hideyuki Takahashi	Head of Financial Control & Accounting Group

Deputy President-Executive Officer	Mr. Daisaku Abe	Head of IT & Systems Group and Head of Operations Group

Deputy President-Executive Officer	Mr. Yasunori Tsujita	Head of Human Resources Group

Managing Executive Officer	Mr. Shinya Wako	Head of the Americas

Managing Executive Officer	Mr. Junichi Kato	Joint Head of Markets Unit

Managing Executive Officer	Mr. Harusato Nihei	Corporate Banking Branch Banking Group

Managing Executive Officer	Mr. Atsushi Narikawa	Head of Europe, Middle East and Africa

Title	Name	Areas of Responsibilities
Managing Executive Officer	Mr. Shiro Tomiyasu	Head of Credit Group

Managing Executive Officer	Mr. Kosuke Nakamura	Corporate Banking Branch Banking Group

Managing Executive Officer	Mr. Hiroshi Suehiro	Head of Asia & Oceania excl. East Asia

Managing Executive Officer	Mr. Tadashi Kanki	Head of Strategic Planning Group

Managing Executive Officer	Mr. Masayuki Yonetani	Head of Corporate Banking Unit

Managing Executive Officer	Mr. Nobuyuki Fujii	Head of Corporate Banking Unit (Large Corporations)

Managing Executive Officer	Mr. Masayuki Hoshi	Head of Financial Institutions & Public Sector Business Unit and Head of Transaction Banking Unit

Managing Executive Officer	Mr. Tetsuhiko Saito	Head of Personal Banking Unit

Managing Executive Officer	Mr. Takeshi Watanabe	Joint Head of Credit Group

Managing Executive Officer	Mr. Masakane Koike	Head of Risk Management Group and Head of Compliance Group

Managing Executive Officer	Mr. Akira Sugano	Head of International Banking Unit and Head of Asset Management Unit

Managing Executive Officer	Mr. Shusaku Tsuhara	Corporate Banking Branch Banking Group

Managing Executive Officer	Mr. Akihiro Hashimoto	Corporate Banking Branch Banking Group

Managing Executive Officer	Mr. Kiyoshi Miyake	Head of East Asia

Managing Executive Officer	Mr. Tomoshige Jingu	Corporate Banking Branch Banking Group

Managing Executive Officer	Mr. Satoshi Miyazaki	Corporate Banking Branch Banking Group

Managing Executive Officer	Mr. Keiichiro Ogushi	Corporate Banking Branch Banking Group

Managing Executive Officer	Mr. Seiichi Kondo	Corporate Banking Branch Banking Group

Managing Executive Officer	Mr. Tatsufumi Sakai	Head of Investment Banking Unit and in charge of Business Collaboration Division (Securities & Trust Services)

Managing Executive Officer	Mr. Tetsuo Iimori	Head of Retail Banking Unit

Managing Executive Officer	Mr. Daisuke Yamada	Corporate Banking Branch Banking Group

Managing Executive Officer	Mr. Takeru Watanabe	Corporate Banking Branch Banking Group

Managing Executive Officer	Mr. Haruki Nakamura	Joint Head of IT & Systems Group and General Manager of IT & Systems Planning Division

Title	Name	Areas of Responsibilities
Executive Officer	Mr. Hokuto Nakano	General Manager of Forex Division

Executive Officer	Mr. Tsutomu Nomura	General Manager of Credit Coordination Division

Executive Officer	Mr. Yukihisa Matsumoto	Corporate Banking Branch Banking Group

Executive Officer	Mr. Kazunori Hashimoto	General Manager of Tokyo Main Office and Tokyo Main Office Division No.1

Executive Officer	Mr. Kentaro Akashi	General Manager of Hong Kong Corporate Banking Division No.1 and No.2

Executive Officer	Mr. Amane Oshima	General Manager of International Treasury Division

Executive Officer	Mr. Andrew Dewing	General Manager of Americas Corporate Banking Division No.2 and General Manager for International Banking Unit, Mizuho Bank (USA)

Executive Officer	Mr. Ryoichi Amino	General Manager for International Banking Unit, President of Mizuho Corporate Bank (China), Ltd.

Executive Officer	Mr. Kazuhiro Kawai	General Manager of Corporate Credit Division No.1

Executive Officer	Mr. Mitsuo Ootani	General Manager of Compliance Division

Executive Officer	Mr. Hideaki Kuraishi	General Manager of Europe Structured Finance Division

Executive Officer	Mr. Takashi Saito	General Manager of Derivative Products Division

Executive Officer	Mr. Katsuyuki Mizuma	General Manager of Asia & Oceania Division

Executive Officer	Mr. Ryusuke Aya	General Manager of Risk Management Division

Executive Officer	Mr. Masahiro Miwa	General Manager of Corporate Banking Division No. 9

Executive Officer	Mr. Yuusei Matsubara	General Manager of Financial Institutions & Public Sector Business Coordination Division

Executive Officer	Mr. Junichi Shinbo	General Manager of Portfolio Management Division

Executive Officer	Mr. Makoto Saito	General Manager of Branch Banking Division

Executive Officer	Mr. Toyonori Takashima	General Manager of Main Office Municipal Division No.1

Executive Officer	Mr. Yasuhisa Fujiki	General Manager of International Coordination Division

Executive Officer	Mr. Hikaru Shimomura	General Manager of Corporate Banking Division No. 2

Executive Officer	Mr. Takahisa Shirota	General Manager of Kyobashi Branch Division No.2

Title	Name	Areas of Responsibilities
Executive Officer	Mr. Akihiro Nakanishi	General Manager of Corporate Banking Division No. 8

Executive Officer	Mr. Kazuya Kobayashi	General Manager of Corporate Banking Division No. 13

Executive Officer	Mr. Souichi Hosoi	General Manager of Financial Planning Division

Executive Officer	Mr. Noritaka Takahashi	General Manager of Bangkok Branch

Executive Officer	Mr. Kouji Arita	General Manager of Operations Planning Division

Executive Officer	Mr. Takeshi Aono	General Manager of ALM Division

Executive Officer	Mr. Hiroshi Toyoda	General Manager of Corporate Banking Division No. 6

Executive Officer	Mr. Makoto Kimura	General Manager of Ginza Branch Division No.2

Executive Officer	Mr. Akira Nakamura	General Manager of Corporate Banking Coordination Division (Large Corporations)

Executive Officer	Mr. Kouji Yonei	General Manager of IT & Systems Promotion Division

Executive Officer	Mr. Atsushi Sugao	General Manager of Corporate Banking Coordination Division

Executive Officer	Mr. Teiji Teramoto	General Manager of Investment Banking Coordination Division

Executive Officer	Mr. Yasuhiko Morikawa	General Manager of Financial Institutions Banking Division No.1

Executive Officer	Mr. Kenji Tsujitsugu	General Manager of Fukuoka Corporate Banking Division

Executive Officer	Mr. Tsuyoshi Katayama	General Manager of Administration Division

Executive Officer	Mr. Naonobu Sumida	General Manager of Securities Division

1.	The information underlined has already been announced on February 8, 2013.
2.	The composition of directors, corporate auditors and executive officers indicated above is based on the assumption that the Merger will take effect, that a resolution of the general shareholders meeting and a resolution of the board of directors of Mizuho Corporate Bank, Ltd. (after the Merger takes effect, Mizuho Bank, Ltd.) will have been made, and that filings will have been made to, and the permissions will have been obtained from, the relevant authorities in Japan and any foreign countries.
3.	Messrs. Isao Imai and Toshiaki Hasegawa are “outside corporate auditors” as provided for in Article 2, Item 16 of the Company Law of Japan.